Exhibit 99.2

Battle Mountain Gold Inc.
Condensed Consolidated Interim Financial Statements
Three and Nine Months Ended July 31, 2015
Expressed in Canadian Dollars
(Unaudited - Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of Battle Mountain Gold Inc. (the “Company”) have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these interim financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

BATTLE MOUNTAIN GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars, unless otherwise stated)
As at

	July 31,	October 31,
	2015	2014

ASSETS

Current Assets
Cash	$374,385	$85,303
Marketable securities	578	1,734
Prepaid	29,410	13,968
Receivables (Note 3)	5,307	34,356

Total current assets	409,680	135,361

Non-Current Assets
Advance to contractor	-	11,200
Exploration and evaluation assets (Note 4)	3,138,086	2,766,082

Total non-current assets	3,138,086	2,777,282

Total Assets	$3,547,766	$2,912,643

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Trade and other payables (Note 5)	$132,012	$140,687
Loans payable (Note 5)	-	100,510

Total current liabilities	132,012	241,197

Shareholders’ Equity
Share capital (Note 6)	4,317,974	3,262,874
Share-based payment reserves (Note 6)	430,613	301,011
Warrants (Note 6)	-	13,700
Accumulated other comprehensive income	1,979	3,135
Deficit	(1,334,812)	(909,274)

Total shareholders’ equity	3,415,754	2,671,446

Total Liabilities and Shareholders’ Equity	$3,547,766	$2,912,643

Nature of business and continuance of operations (Note 1)

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on September 28, 2015

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BATTLE MOUNTAIN GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
For the three and nine months ended July 31, 2015 and 2014 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	July 31,	July 31,	July 31,	July 31,
	2015	2014	2015	2014

EXPENSES
Accounting and audit	$28,443	$10,464	$65,389	$49,976
Consulting	18,096	(7,316)	18,096	-
Filing fees	16,582	26,547	30,904	58,822
Insurance	1,381	2,783	4,488	2,783
Interest	4,938	-	13,626	-
Legal fees	5,686	22,108	29,892	99,805
Office and rent	4,598	9,293	14,268	9,293
Public relations	2,865	5,617	12,621	5,617
Salaries and benefits	38,321	69,334	115,440	69,334
Share-based payments	115,902	-	115,902	-
Travel	1,451	4,079	7,249	4,079

	(238,263)	(142,909)	(427,875)	(299,709)
OTHER INCOME (EXPENSES)
Foreign exchange gain (loss)	5,594	7,022	2,278	6,741
Interest earned	-	-	59	2,743
Write-down exploration assets	-	-	-	(50,000)

Loss for the period	$(232,669)	$(135,887)	$(425,538)	$(340,225)

Other comprehensive loss
Exchange difference on translation of foreign operations	-	-	-	-
Unrealized loss on marketable securities	-	-	(1,156)	-

Total comprehensive loss	$(232,669)	$(135,887)	$(426,694)	$(340,225)

Basic and diluted loss per common share	$(0.01)	$(0.01)	$(0.01)	$(0.02)

Weighted average number of common shares outstanding	30,631,200	24,901,190	29,244,812	18,083,881

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BATTLE MOUNTAIN GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the three and nine months ended July 31, 2015 and 2014 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

		Share Capital
						Accumulated other
	Number of	Amount	Warrants	Share subscription	Share-based	comprehensive income	Deficit	Total
	Shares			Advances	payment reserves	(loss)

Balance at October 31, 2013	6,400,000	$621,252	$-	$35,000	$-	$4,869	$(282,611)	$378,510
Shares issued for exploration and evaluation assets	500,000	50,000						50,000
Shares issued for cash	8,250,000	825,000	-	(35,000)	-	-	-	790,000
Shares issued for finders fee	270,000	-	-		-	-	-	-
Shares of Madision at the RTO date	11,041,386	1,766,622						1,766,622
Warrants fair value	-	(13,700)	13,700	-	-	-	-	-
Loss for the period	-	-	-	-	-	-	(340,225)	(340,225)
Other comprehensive income for the period	-	-	-	-	-	18,059	-	18,059

Balance at July 31, 2014	26,461,386	3,249,174	13,700	-	-	22,928	(622,836)	2,662,966

Balance at October 31, 2014	26,461,396	3,262,874	13,700	-	301,011	3,135	(909,274)	2,671,446
Shares issued for exploration and evaluation assets	500,000	50,000	-	-	-	-	-	50,000
Shares issued for cash	8,575,000	1,007,500	-	-	-	-	-	1,007,500
Share issue costs	-	(2,400)	-	-	-	-	-	(2,400)
Shares issued as finder's fee	152,700	-	-	-	-	-	-	-
Fair value of warrants expired	-	-	(13,700)	-	13,700	-	-	-
Share-baesd payment	-	-		-	115,902	-	-	115,902
Loss for the period	-	-	-	-	-	-	(425,538)	(425,538)
Other comprehensive income for the period	-	-	-	-	-	(1,156)	-	(1,156)

Balance at July 31, 2015	35,689,096	$4,317,974	$-	$-	$430,613	$1,979	$(1,334,812)	$3,415,754

BATTLE MOUNTAIN GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
For the three and nine months ended July 31, 2015 and 2014 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

	Nine months	Nine months
	ended	ended
	July 31,	July 31,
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(425,538)	$(340,225)
Items not affecting cash:
Share-based payment	115,902	-
Write off exploration and evaluation assets	-	50,000

Changes in non-cash working capital items:
Prepaid and receivables	13,607	(21,053)
Trade and other payables	(10,841)	(141,710)

Net cash used in operating activities	(306,870)	(452,988)

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration and evaluation assets	(308,638)	(216,837)
Funds held in trust	-	(46,000)
Cash received on acquisition of subsidiary	-	7,923

Net cash used in investing activities	(308,638)	(254,914)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from share issuance	1,007,500	790,000
Share issuance costs	(2,400)	-
Repayments of loans payable	(100,510)	(145,347)
Loan received	-	20,000

Net cash from financing activities	904,590	664,653

Effect of exchange rate fluctuation on cash	-	(865)

Change in cash	289,082	(44,114)
Cash, beginning of period	85,303	306,285

Cash, end of period	$374,385	$262,171

Non-cash investing and financing activities
Shares issued as finder’s fees	$54,150	$-
Shares issued for acquisition of exploration and evaluation assets	$50,000	$50,000

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BATTLE MOUNTAIN GOLD INC.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)
For the Three and Nine Months Ended July 31, 2015 and 2014

1. NATURE OF BUSINESS AND CONTINUANCE OF OPERATIONS

Battle Mountain Gold Inc. (the "Company" or “BMG”) was incorporated under the laws of the Province of British Columbia, Canada on April 2, 2012, and its principal business activity is the exploration of mineral properties. The Company's corporate office is located at 300 – 1055 West Hastings Street, Vancouver, British Columbia.

On May 14, 2014, the Company and its securityholders (the “BMG Securityholders”) completed a Share Exchange Agreement with Madison Minerals Inc. (“Madison”), a public company listed on the TSX Venture Exchange (the “Exchange”), pursuant to which the BMG Securityholders transferred all of their common shares of the Company in exchange for common shares of Madison on a 1:1 ratio. Warrants of BMG (“BMG Warrants”) were cancelled and each holder of BMG Warrants was issued Madison replacement warrants that entitle the holder to acquire that number of common shares of Madison that is equal to the number of common shares of BMG that such holder was entitled to acquire under the BMG Warrants previously held. The transaction resulted in the former BMG Securityholders owning approximately 58% of the issued and outstanding common shares of the resulting issuer, and therefor constituted a Reverse Takeover (the “RTO”) under the policies of Exchange. The ongoing entity has adopted the name Battle Mountain Gold Inc. The former Battle Mountain Gold Inc. has been identified for accounting purposes as the acquirer, and accordingly the entity is considered to be a continuation of BMG and the net assets of Madison at the date of the RTO are deemed to have been acquired by BMG (Note 10). These condensed consolidated interim financial statements include the result of operations of Madison from May 14, 2014. The comparative figures are those of the former BMG.

Prior to the completion of the RTO, Madison also was in the business of mineral exploration. Madison, through its wholly owned US subsidiary, Madison Enterprises (Nevada) Inc. (“Madison US”), held and continues to hold a 60% participating interest in the Lewis Gold Project, a joint venture under the laws of the State of Nevada consisting of Madison US and Nevada Royalty Corp. (“NRC”) (formerly Great American Minerals, Inc.) The joint venture to which Madison and NRC are parties currently holds a 100% interest in the Lewis Property. Prior to the completion of the RTO, BMG held, and continues to hold, an option to acquire the other 40% participating interest in the Lewis Gold Project, as set out in Note 4. Accordingly, the continuing entity has the potential to own 100% of the Lewis Property once the option set out in Note 4 is exercised.

These condensed consolidated interim financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon obtaining necessary financing to meet the Company’s commitments as they come due and to fund future exploration and development of economically recoverable reserves or potential business acquisitions, securing and maintaining title and beneficial interest in the properties and attaining future profitable production. At July 31, 2015 the Company had cash of $374,385 and a working capital of $277,668. Notwithstanding the financings completed in December 2014 and July 2015 set out in Note 6, management regards the Company’s working capital as insufficient to sustain the Company’s operations beyond the fiscal year-end October 31, 2015. This casts significant doubt on the Company’s ability to continue as a going concern. Failure to continue as a going concern would require that assets and liabilities be recorded at their liquidation values, which might differ significantly from their carrying values. Management is of the opinion that working capital can be obtained through the issuance of additional common shares, such as by way of the private placement financings described in Note 6, or by obtaining loans from certain shareholders, sufficient to meet the Company’s other liabilities and commitments as they come due, but this opinion is subject to considerable uncertainty.

Although these condensed consolidated interim financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, the above noted conditions raise significant doubt regarding the Company’s ability to so continue. These condensed consolidated interim financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business. These adjustments could be material.

BATTLE MOUNTAIN GOLD INC.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)
For the Three and Nine Months Ended July 31, 2015 and 2014

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of Compliance

The condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee ("IFRIC") applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, “Interim Financial Reporting. The condensed consolidated interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in and should be read in conjunction with the annual financial statements for the year ended October 31, 2014, which have been prepared in accordance with IFRS as issued by the IASB.

(b) Basis of Preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial assets at fair value through profit or loss, and available-for-sale shares or assets which are stated at their fair value. In addition these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c) Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiary Battle Mountain Gold (USA), Inc. and of the former Madison Minerals Inc. and its wholly owned subsidiaries, Madison Enterprises (Nevada) Inc., a U.S. corporation, and Madison Enterprises (BVI) Inc., an inactive British Virgin Islands corporation.

(d) New Accounting Standards Adopted

IAS 32 Financial Instruments: Presentation: This amended standard provides clarification on the application of offsetting rules. This standard was adopted on November 1, 2014 and did not have a significant effect on the Company’s financial reporting.

IAS 36 Impairment of Assets: This amended standard requires disclosure, in certain instances, of the recoverable amount of an asset or cash generating unit, and the basis for the determination of fair value less costs of disposal, when an impairment loss is recognized or when an impairment loss is subsequently reversed. This standard was adopted on November 1, 2014 and did not have a significant effect on the Company’s financial reporting.

(d) New Accounting Standards Not Yet Adopted

One new accounting standard has been published that is not mandatory for the reporting period ended January 31, 2015. Management has decided against early adoption of this standard.

IFRS 9 – Financial Instruments

This standard and its consequential amendments are tentatively effective for reporting periods beginning on or after January 1, 2018. Among other matters, this standard will introduce new classification and measurement models for financial assets, using a single approach to determine whether a financial asset is measured at amortized cost or fair value. The adoption date for this standard has been deferred a number of times and management believes it is premature to assess the impact of this proposed new standard, until closer to the finalized adoption date.

BATTLE MOUNTAIN GOLD INC.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)
For the Three and Nine Months Ended July 31, 2015 and 2014

3. RECEIVABLES

	July 31, 2015	October 31, 2014
Goods and services tax recoverable	$2,066	$11,962
Other receivables	3,241	22,394
Receivables	$5,307	$34,356

4. EXPLORATION AND EVALUATION ASSETS

(a) Lewis Gold Project

(i) Interest of the Company

The Company entered into an option agreement dated March 13, 2013, amended October 23, 2013, March 10, 2014 and March 23, 2015, with NRC for an exclusive option to acquire NRC’s 40% right, title and interest in a joint venture which holds mining claims located in Battle Mountain Mining District in Lander County, Nevada, USA (the "Lewis Gold Project").

To exercise this option, the Company must make cash payments and issue Common Shares to NRC as follows.

Date	Cash Payments	Common Share Issuances
Issued on the date of Option Agreement	$50,000(paid)	2,000,000 Common Shares (issued)
September 13, 2013	$50,000(paid)
March 31, 2015		500,000 common shares (issued)
October 31, 2015		500,000 common shares **
April 13, 2017	$1,600,000 *

* At the sole discretion and option of the Company, payment of $1,600,000 may be made in either cash or in common shares of the Company, or in the case of a reverse take-over, common shares of the resulting public company bearing any applicable legends and restrictions as required by applicable securities laws, at a share price equal to the lesser of: (1) in the case of an initial public offering, the initial public offering share price; (2) the market price; and (3) $0.40 per share. The April 13, 2017 due date will be accelerated to the date which occurs 10 days following the closing any financing or financings that result in BMG or its subsidiary having raised an aggregate total of more than $10,000,000.

** The value of this share issuance is to be credited against the $1,600,000 balance.

On March 23, 2015 the Company amended the terms of exercising the option on a 40% interest in the Lewis Gold Project set out herein as follows: 1) by extending the due date of the final payment of $1,600,000 by 18 months to April 13, 2017; 2) by issuing 500,000 of the Company's common shares with a total fair value of $50,000 on or before March 31, 2015 (issued); and 3) by agreeing to issue a further 500,000 of the Company's common shares on or before October 31, 2015 at an agreed fair value of $0.10 per share which shall be a credit to the $1,600,000 payment due on or before April 13, 2017.

(ii) Interest of Madison

Pursuant to a series of agreements dating from 2002, Madison holds clear title, subject to the royalty agreement described below, to the other 60% interest in the joint venture, described above, which holds the Lewis Gold Project. All previous exploration and evaluation expenditures incurred by Madison have been charged to operations.

As a result of the accounting for the RTO as set out in Note 10, an amount of $2,047,504 was determined in the prior fiscal year 2014 to be the fair value of the contribution by Madison of its interest in the joint venture which holds the Lewis Gold Project, and this amount was recorded as a carrying cost of the project in the Company’s accounting records.

(iii) Royalty agreement

The Lewis Gold Project property is subject to an advance minimum royalty payment of USD$60,000 per annum, payable each December, subject to annual price-index-based escalation, which may be credited against certain production royalties. During the first fiscal quarter the Company made its annual advance payment for the 2014-2015 royalty year of USD $79,120 translated as CAD $90,513. These royalties can be purchased for the price of USD $4,000,000 for a period of one year commencing December 27, 2007 or thereafter for a price which increases by USD $500,000 per annum each December 27 for a period of 35 years.

BATTLE MOUNTAIN GOLD INC.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)
For the Three and Nine Months Ended July 31, 2015 and 2014

4. EXPLORATION AND EVALUATION ASSETS (continued)

(b) Plumas

Pursuant to a February 2013 termination of a 2012 agreement in respect of a project referred to as “Plumas”, the Company issued 500,000 shares an arm’s length third party. As a result of the termination of this property agreement, $50,000 ascribed to the shares issued to the third party was written off in the year ended October 31, 2014.

(c) Summary by Project

	Lewis Gold		Plumas		Total

Balance at October 31, 2013	$356,464		$-		$356,464
Acquisition costs
Shares issued	-		50,000		50,000
RTO purchase costs allocated to project (Note 12)	2,047,504		-		2,047,504
Exploration costs
Claim maintenance	70,260		-		70,260
Field expenses	291,854		-		291,854
Write-off of exploration and evaluation assets	-		(50,000)		(50,000)
Balance at October 31, 2014	$2,766,082		$-		$2,766,082
Acquisition costs
Shares issued	50,000		-		50,000
Exploration costs
Claim maintenance	164,618		-		164,618
Field expenses	157,386		-		157,386
Balance at July 31, 2015	$3,138,086	$	$-	$	$3,138,086

5. TRADE AND OTHER PAYABLES AND LOANS PAYABLE

	July 31,	October 31,
	2015	2014
Trade accounts payable	$74,867	$87,166
Accrued payables	57,145	53,521
Trade and other payables	$132,012	$140,687

During the three month period ended July 31, 2015 the Company repaid two loans from two individuals in cash of $100,000 plus accrued interest of $4,998. One-half of these amounts was paid to a lender who was a director and senior officer.

BATTLE MOUNTAIN GOLD INC.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)
For the Three and Nine Months Ended July 31, 2015 and 2014

6. SHARE CAPITAL

(a) Share capital

Authorized: an unlimited number of common shares with no par value.

Issued: Recently issued shares comprise the following.

On December 17, 2014 the Company closed a non-brokered private placement. The private placement comprised of 2,000,000 units at a price of $0.10 per unit for gross proceeds of $200,000. Each unit comprises one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $0.20 per common share for two years from the date of issue. The Company paid a finder’s fee by issuing 109,500 common shares in connection with this private placement recorded at a total fair value of $10,950.

On December 23, 2014 the Company closed a further non-brokered private placement. The private placement comprised of 575,000 units at a price of $0.10 per unit for gross proceeds of $57,500. Each unit comprises one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $0.20 per common share for two years from the date of issue. The Company paid a cash finder’s fee of $2,400 in connection with this private placement.

On March 23, 2015 the Company issued 500,000 common shares at a total fair value of $50,000 pursuant to the extension of the exercise date of its option to acquire the remaining 40% interest in the Lewis Gold Project as set out in Note 4(a)(i).

On July 17, 2015 the Company closed a non-brokered private placement of 6,000,000 equity units at the price of $0.125 per unit for gross cash proceeds of $750,000. Each unit comprised one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at the price of $0.25 per share for two years from the date of issue. The Company also issued 43,200 common shares and warrants for the acquisition of up to 21,600 additional shares as a six percent finder’s fee on 720,000 units placed by a member firm of the Exchange.

(b) Warrants

The Company has warrants outstanding for the purchase of common shares as follows:

Number	Exercise Price	Remaining Life (Years)	Expiry Date
1,000,000	$0.20	1.40	December 17, 2016
287,500	$0.20	1.40	December 23, 2016
3,021,600	$0.25	2.00	July 17, 2017
2,000,000	$0.15	2.60	March 21, 2018
6,309,100

The warrants expiring in 2016 and 2017 were issued in conjunction with the private placements in December 2014 and July 2015 set out above, respectively.

In the period ended July 31, 2015 250,000 warrants with an exercise price of $0.64 expired unexercised.

(c) Stock options

The Company has a rolling stock options plan (the “Options Plan”) that authorizes the Board of Directors to grant incentive stock options to directors, officers, employees and consultants, whereby a maximum of 10% of the issued common shares may be reserved for issuance. The exercise price of each option may not be less than the market price of the Company’s shares at the date of grant. Options granted will have a term not to exceed five years and are subject to vesting provisions as determined by the Board.

At July 31, 2015 the Company had options for the acquisition of up to 2,260,000 common shares outstanding to directors, officers, employees and consultants as outlined below:

BATTLE MOUNTAIN GOLD INC.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)
For the Three and Nine Months Ended July 31, 2015 and 2014

6. SHARE CAPITAL (cont’d)

(c) Stock options (cont’d)

Number	Exercise Price	Expiry Date
1,550,000	$0.25	August 14, 2019
590,000	$0.16	May 25, 2020
120,000	$0.125	July 21, 2020
2,260,000

(d) Escrow conditions

As a component of the RTO transaction the Exchange imposed escrow restrictions on a total of 6,253,397 issued shares as follows: 1,753,397 shares to be released in various tranches over a 36-month period ending May 14, 2017 and 4,500,000 shares were released after a four-month period ending September 14, 2014. At July 31, 2015 escrow conditions continued in effect for a total of 1,262,040 issued shares.

7. RELATED PARTY BALANCES AND TRANSACTIONS

The key management personnel of the Company are the Directors, the Chief Executive Officer and the Chief Financial Officer.

(a) Compensation of Officers and Directors

During the nine-month year-to-date period, the Company paid or accrued directors’ fees to three directors totaling $4,500, geological consulting fees totaling AUD $44,540 translated as CAD $42,675 to one director, and consulting fees totaling $83,250 to two senior officers for management services. The amounts of $4,500 and $83,250 were charged to salaries and benefits and the amount of $42,675 is included in field expenses of $157,386 set out in Note 4. Included in trade and other payables is $1,242 (2014 – $nil) due to a related party company with which is shared office premises.

(b) Loans from Related Parties

On September 22, 2014 the Company borrowed for cash proceeds a total of $100,000 as to $50,000 each from two individuals, one a director and senior officer of the Company and the other an arm’s length party. The loans were unsecured, bore interest at 6% and had no fixed terms of repayment. In the period ended July 31, 2015 the Company re-paid the two loans with applicable interest, including $50,000 in principal and $2,499 in interest to the lender who is a director and senior officer.

(c) Private Placements

Two directors of the Company participated in certain of this fiscal year’s private placements as follows. In the December 17, 2014 placement, one director subscribed for 100,000 units at a cost of $10,000 and one director for 175,000 units at a cost of $17,500. In the December 23, 2014 placement, the latter director subscribed for an additional 75,000 units at a cost of $7,500. In the July 17, 2015 placement one director subscribed for 100,000 units at a cost of $12,500

8. SEGMENTED INFORMATION

The Company’s activities are all in the one industry segment of acquisition, exploration and development of mineral exploration and evaluation properties. Exploration and evaluation assets are located in the State of Nevada, USA.

9. FINANCIAL RISK MANAGEMENT

The Company is exposed to a variety of risks related to financial instruments. The Board approves and monitors the risk management processes. The principal risk exposure and the way it is managed set out for disclosure in this interim financial statement is liquidity risk, the risk that the Company will not be able to meet its financial obligations when they become due. At July 31, 2015 the Company has working capital of $277,668 (October 31, 2014 – a deficiency of $105,836). Readers are referred to Note 1, where it is stated, “Management is of the opinion that sufficient working capital can be obtained through the issuance of additional common shares or by obtaining loans from certain shareholders to meet the Company’s other liabilities and commitments as they come due, but this opinion is subject to considerable uncertainty.”

BATTLE MOUNTAIN GOLD INC.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)
For the Three and Nine Months Ended July 31, 2015 and 2014

10. REVERSE TAKEOVER TRANSACTION

In the prior fiscal year, on May 14, 2014, the Company completed a share exchange transaction (the “RTO”) whereby, among other matters, the security holders of the Company exchanged all of their securities of the Company for like securities of Madison on a one-for-one basis. Immediately prior to the share exchange, Madison completed a consolidation of its authorized and issued capital and its issued warrants pursuant to which each common share or warrant was consolidated on a four for one basis such that each four common shares or warrants were consolidated into one post-consolidation share or warrant.

Madison issued 11,041,386 post-consolidation shares to the shareholders of the Company. As a result of this share issuance, the shareholders of the Company obtained control of the combined entity by obtaining approximately 58% of the common shares of the combined entity. Accordingly, for accounting purposes, the Company was treated as the accounting parent company (legal subsidiary) and Madison has been treated as the accounting subsidiary (legal parent) in these condensed consolidated interim financial statements. As the Company was deemed to be the acquirer for accounting purposes, its assets, liabilities and operations since incorporation are included in these condensed consolidated interim financial statements at their historical carrying value. Madison’s results of operations have been included from May 14, 2014. The transaction was accounted for as an asset acquisition.

The purchase price was allocated to the net assets acquired as follows:

$
Cash	7,923
Marketable securities	3,468
Prepaid	3,467
Receivables	4,777
Exploration and evaluation assets	2,047,504
Loan payable	(20,000)
Trade and other payables	(199,817)

Net assets acquired	1,847,322

11,041,386 common shares	1,766,622
Fair value of warrants	13,700
Transaction costs	67,000

Total consideration	1,847,322

Battle Mountain Gold Inc.	FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JULY 31, 2015

Introduction

Battle Mountain Gold Inc. is a junior mineral exploration company listed on the TSX Venture Exchange under the trading symbol “BMG” and on the U.S. OTC Pink Sheet market under the symbol “BMTNF”. Battle Mountain’s current exploration focus is the Lewis Gold Project in the Battle Mountain District of Nevada. This management discussion and analysis related to the Company’s financial statements as at July 31, 2015 and for the three and nine months then ended (the “Interim Financial Statements”) and should be read together with those statements.

This MD&A is dated September 28, 2015 and discloses specified information up to that date. Battle Mountain is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Company’s financial statements are expressed in Canadian dollars. Throughout this report we refer from time to time to “Battle Mountain”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Battle Mountain Gold Inc. which is the reporting issuer in this document. We recommend that users read the “Cautionary Statements” on the last page of this document.

Reverse takeover transaction (“RTO”)

The Company’s financial and operational activities and status addressed in this MD&A continue to be, and will continue to be, profoundly influenced by the reverse takeover business combination in May 2014 in the prior fiscal year’s third quarter (the “RTO”). The financial elements of this are summarized in Note 10 to the Interim Financial Statements.

The former private company now called BMG Mining Inc. is regarded for accounting purposes as the acquirer of Madison Minerals Inc. (“Madison”) the other party to the RTO (although Madison was the acquirer of the Company in legal terms). The RTO had a profound and fundamentally material effect on the Company, its share capital structure, its Board of Directors, its assets, liabilities, shareholders’ equity, working capital and liquidity; and among other matters management believes there is a fundamental lack of comparability between the nine months ended July 31, 2015 and the comparable period in the previous financial year. This is because the Company was a private company as at April 30, 2014 and for the fiscal period then ended, and had entirely different management, accounting practices and business activities at that time. Its financial statements were filed for the first time on a “reporting issuer” basis on March 28, 2014, the effective date of an Information Circular filed with regulatory authorities in respect of the proposed RTO.

The effects of the RTO on our exploration and evaluation assets are set out in Notes 4(a) and 4(c).

Both before and after the RTO, Battle Mountain is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit. We do not currently have any producing properties and our current operations are exploratory searches for mineable deposits of minerals. Our focus and sole property is the Lewis Gold Project.

Numerous aspects of the RTO are described in detail in a “Notice of Annual Special Meeting of Shareholders and Management Information Circular” prepared by Madison and filed on SEDAR with the effective date March 28, 2014 (the “Information Circular”).

Lack of comparability in the Interim Financial Statements

As set out in Notes 1, 2(c), 4, and 10 to the Interim Financial Statements, the RTO resulted in a significant and material restructuring of the parent-subsidiary relationships within the Company which took effect on May 14, 2014. Accordingly, the prior period information for the 2013-2014 fiscal year in the Interim Financial Statements, which is based principally on the former private company now known as BMG Mining Inc., reflects for the great majority of the 2014 interim period a company which was very different from the current consolidated public company whose 2014-2015 financial information is set out in the Interim Financial Statements.

Battle Mountain Gold Inc.
Nine months ended July 31, 2015
Management Discussion and Analysis
Page 2 of 6

Overall performance

The following summarizes the significant events and transactions in the Lewis Gold Project and our financing activities during and subsequent to the most recent fiscal quarter, May to July 2015.

Lewis Gold Project, Nevada

Note 4(a) to the Interim Financial Statements sets out the interests of the Company in this project and those brought into the Company on the acquisition of Madison, and Note 4(c) sets out a summary in financial terms. The carrying value at the quarter end date is $3.138 million. Of this, $2.766 million was incurred by the Company in prior financial years, and of that amount $2.047 million is the amount ascribed to Madison’s 60% interest in the project joint venture which was acquired in the RTO, as set out in Note 10. During the first three fiscal quarters we added $372,004 to project costs, of which $90,513 was for the annual advance royalty payment due in December 2014, $157,386 was for direct exploration costs, $74,105 was for annual claim fees to U.S. and State of Nevada agencies, and $50,000 was in recognition of the fair value of 500,000 common shares issued to extend by 18 months the due date of the final option payment on 40% of the Lewis Gold Project as set out in Note 4(a)(i).

During the quarter we continued with the program and budget for field work at the Lewis Gold Project adopted in June 2014, generally consistent with the USD $355,000 budget set out in the Proposed Work Budget section of the Information Circular. This program and budget represents a re-establishment of significant exploration activity at the project. A summary in considerable detail of the proposed program is set out in our news release dated June 25, 2014, to which readers are encouraged to refer. This release is available on the SEDAR website under the Company’s profile. On each of September 2 and September 15, 2014 and February 17 and September 28, 2015 we issued additional technical news releases reporting exploration updates including assay and survey results, and these releases are also available on SEDAR and on the Company’s website in the section INVESTOR INFO/PRESS RELEASES.

Ownership interests in the Lewis Gold Project

As set out in Note 4(a)(ii) to the Interim Financial Statements, Madison held a 60% joint venture interest in the project at the date of the RTO transaction. BMG Mining Inc. (“BMGMI”), the private company acquired, in the legal sense, in the RTO, holds an option to acquire the remaining 40% joint venture interest, currently held by an arm’s length third party (the “Optionor”). Prior to the RTO, BMGMI had made cash payments to the Optionor totaling $100,000 and had issued 2,000,000 of its common shares to the Optionor (which shares have subsequently taken the form of common shares of Battle Mountain Gold Inc.). The sole remaining material condition to the exercise of the option is that the Company, at its sole discretion and option, pay the Optionor $1,600,000 either in cash or in its common shares at a share price equal to the lesser of the market price and $0.40 per share on or before April 13, 2017 except that this due date will be accelerated to that date which occurs 10 days following the closing of any financing or financings that result in the Company having raised an aggregate total of more than $10,000,000.

As set out in Note 4(a)(i) the Company agreed in March 2015, among other matters, to issue 500,000 shares to the Optionor on or before October 31, 2015. We have recently obtained regulatory acceptance to this share issuance and anticipate the issue of these shares early in the month of October 2015. This share issue will be recorded at an aggregate amount of $50,000 and will reduce the final payment amount set out in the preceding paragraph to $1,550,000.

Technical report

The Information Circular identified above contains a description of the Lewis Gold Project in considerable detail at pages 38 to 65, based upon a National Instrument 43-101 technical report prepared by Apex Geoscience Ltd. dated March 13, 2014 which is filed on SEDAR under the Company’s profile with the filing date March 31, 2014 and is also included in the Company’s website in the section INVESTOR INFO/ARTICLES, AGREEMENTS AND REPORTS.

Technical information on Company’s website

In conjunction with the preparation of the news release of September 28, 2015 cited above, the Company has updated a number of sections of its website, briefly described as follows. In the website section INVESTOR INFO/PRESENTATIONS we have added 1) a BMG Corporate Presentation dated September 21, 2015; 2) Images and Photos of BMG-Newmont Boundary Area; and 3) a Lewis Property Rock-chip Database. In the website section PROJECTS/NEVADA – LEWIS PROJECT we have updated the section 2014-2015 Exploration Programs. Readers are encouraged to access these documents on the website.

Battle Mountain Gold Inc.
Nine months ended July 31, 2015
Management Discussion and Analysis
Page 3 of 6

Comment on the nature of and presumption of continuance of our operations

As set out in Note 1 to the Interim Financial Statements, our financial reporting assumes continuing operations in the normal course of business. At this stage of development, Battle Mountain does not generate cash flow and consumes significant cash resources in carrying on its exploration business. Readers should note that during the first three fiscal quarters the Company had a net increase to its cash resources of $289,082 as set out in the statement of cash flows, including our raising of a net $1,005,100 in new equity in three private placements, and that as at July 31, 2015 the Company had working capital of $277,668. Because of our pattern of cash operating expenditures and exploration expenditures that we are planning Note 1 to the Interim Financial Statements states that significant doubt exists about the ability to continue as a going concern due to the uncertainties described in that note. Readers are also referred to the section Liquidity immediately following.

Liquidity

The Company primarily relies on its cash resources to fund its ongoing exploration plans and its general and administrative efforts in support of those plans. At July 31, 2015 we had cash of $374,385, and our working capital at that date was $277,668. As set out in Note 6(a) to the Interim Financial Statements, on July 17, 2015 we closed a private placement of common share and warrant equity units raising cash proceeds of $750,000. This was 75% of the amount we had targeted and set out in our previous quarter’s MD&A. In the current financing climate for junior exploration companies such as ours, we regard this as a successful financial achievement.

Our desired exploration plans, including substantial diamond-drilling, set out in our news release of September 28, 2015 will require a further financing, for which a budget is currently being finalized prior to commencing the fund-raising campaign. We are encouraged by our recent financing success, but realize further such success cannot be assured. We will not commence our proposed drill program without the funds being in place. Without further financing, our working capital will not be sufficient to last through the end of the first quarter of the impending fiscal year. To maintain our Lewis Project property interest we are obliged to make an advance royalty payment estimated at USD $80,000. As a result of placing a portion of the July 2015 financing with subscribers paying in US dollars, we currently hold well above the impending royalty amount in US funds.

Capital resources

At the date of this report Battle Mountain has modest cash and working capital positions as discussed in the preceding section Liquidity. We have no commitments for capital expenditures as at July 31, 2015 or at the date of this report.

Results of operations – summary of quarterly results

	Three	Three	Three	Three	Three	Three	Three	Three
	Months	Months	Months	Months	Months	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	July 31,	April 30,	January 31,	October 31,	July 31,	April 30,	January 31,	October 31,
	2015	2015	2015	2014	2014	2014	2014	2013
Total assets	3,547,766	3,013,397	3,041,916	2,912,643	2,873,666	1,225,261	$ 820,506	$ 662,749
Resource properties	3,138,086	2,959,458	2,907,552	2,766,082	2,532,730	407,942	413,974	356,464
Revenues	nil	nil	nil	nil	nil	nil	nil	nil
Net loss for the period	232,669	106,882	85,987	286,438	135,887	152,532	51,806	66,541
Loss per share	0.01	0.00	0.00	0.01	0.01	0.02	0.01	0.02

Discussion of quarterly results

During the fiscal quarter ended July 31, 2015, total assets increased to $3.55 million from $3.01 million at April 30, 2015, principally arising from a net increase in cash of $332,000 and an increase in our investment in the Lewis Project of $179,000. Both of these were, of course, financed by the private placement which closed in July 2015 as described in Note 6(a).

The significant changes in Battle Mountain’s key financial data over the eight quarters scheduled above are attributed principally to proceeds from loan and equity financings, to exploration expenditures on the Lewis Gold Project in Nevada and to administrative efforts in support of the project.

Battle Mountain Gold Inc.
Nine months ended July 31, 2015
Management Discussion and Analysis
Page 4 of 6

Analysis of statement of loss line items

Again, we draw readers’ attention to our remarks above in the section Lack of comparability in the Interim Financial Statements. Because of the transformation of the Company arising from the RTO transaction of May 14, 2014, we believe there are no meaningful insights to be drawn from comparing net loss amounts between 2014 and 2015.

Operating expenses for the 2015 third quarter were $238,263 compared to $142,909 in the 2014 third quarter. The largest component in 2015 is the non-cash item share-based payments, $115,902. This arises on the grant of stock options in the quarter, and in the comparable prior year quarter there were no such grants. Removing this large non-cash item from the 2015 totals leaves a net $122,361 versus the $142,909 in 2014. The largest increases in costs were accounting and audit and consulting, and the largest decreases were in legal fees and salaries and benefits.

For the nine month year to date amounts, comparability is severely compromised in that in 2014 for six of the nine months the costs were only for the pre-RTO general and administrative costs of the entity now referred to as BMGMI, which was until the RTO in May 2014 a company without employees or offices and largely concerned with bringing into effect the RTO transaction with Madison Minerals Inc. Effective with the RTO, the Company transitioned from having no staff and no office premises to having three employed staff and standard office premises, and commenced a significant program of field work at the Lewis Gold Project. The largest increases between the two years have occurred in the cost centres accounting and audit, consulting and salaries and benefits, reflecting the more complex financial accounting resources needed for a public company and operating in 2015 with a full year’s of staffing costs. The largest decreases have occurred in the cost centres filing fees and legal fees, and this is consistent with the heavy regulatory compliance burdens incurred in the 2014 fiscal year for the preparation of the Information Circular and the RTO transaction.

Our financial statements for the previous fiscal quarter ended April 30, 2015 showed operating expenses in the statement of comprehensive loss of $105,759 for the second quarter. The current Interim Financial Statements show operating expenses for the third fiscal quarter alone to be $238,263. This appears to be a dramatic increase. However, $115,902 is recognized in the third quarter as share-based payments expense – a non-cash item – associated with the grant of stock options in the quarter – no such grants were made in the prior two fiscal quarters. Excluding this amount adjusts the operating expenses to $122,361 which is more comparable to the $105,759 in the second quarter. The increase from Q2 to Q3 is approximately $17,000. The principal components of this are an increase of $8,000 in audit and accounting costs, an increase of $18,000 in consulting expense, and a decrease of $7,000 in salaries and benefits expense. Our audit and accounting costs were higher in Q3 because of an increase in our quarterly accrual consistent with expected audit fees and because of the timing of a billing for certain tax return work. Consulting expense increased on the engagement of a contractor which commenced in June 2015. Salaries and benefits expense decreased from the second quarter in that the second quarter is burdened by considerable variable time charges related to year-end regulatory filings which fall in that quarter.

Our current cash planning budget for our operating expenses assumes approximately $115,000 per fiscal quarter for our general and administrative operating expenses which are the subject of the preceding discussion. We emphasize that this assumption is forward-looking information and is subject to the Cautionary Statements on the last page of this document.

Related Party Transactions

During the three months ended July 31, 2015, Battle Mountain paid or accrued salaries and benefits of $15,000 to Chet Idziszek and $20,350 to Ian Brown, the Chief Financial Officer for management services, and AUD $21,930 (recorded as CAD $21,366) to Steven Garwin, a director of the Company, for exploration consulting services.

Battle Mountain Gold Inc.
Nine months ended July 31, 2015
Management Discussion and Analysis
Page 5 of 6

Risk Factors

The following is a brief summary of certain risk factors for which adverse occurrences may have a material impact on the Company’s future financial performance. The factors set out below represent only those risks which in management’s judgment are the most serious.

Risks of failing to meet additional substantial funding requirements

The Company has not received cash flow from operations in the past and cash flow is not expected in the next few years to satisfy the Company’s operational requirements and cash commitments. In the past, the Company has relied on sales of equity securities to meet most of its cash requirements, and has been able when necessary to make short term unsecured loans from certain major shareholders. There can be no assurance that funding from these sources will be sufficient in the future to satisfy operational requirements and cash commitments, and the shareholder loans of course require repayment out of future equity financings.

As a result of the RTO and the related financial effects as set out in Notes 6 and 10 to the Interim Financial Statements, the Company has to date been able to maintain sufficient financial resources to fund its calendar 2014 tenure costs and a field work program at the Lewis Gold Project as has been reported on in news releases of September 2 and 15, 2014 and February 17 and September 28, 2015, and to provide for associated administrative costs through the quarter end date July 31, 2015. Readers are specifically referred to the section “Liquidity” on page 2 above. Further exploration programs, if adopted in the current or future years, and which are currently being planned, will require additional financing to proceed. The exploration of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of equity financing, the joint venturing of projects, debt financing, or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to reduce or terminate its operations on such properties or forfeit all or a portion of its interest in its properties.

Risks to investors of significant fluctuations in share prices and share price volatility

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Since trading of “BMG” on a post-consolidation basis commenced on May 14, 2014 the per share price has fluctuated from a high of $0.355 to a low of $0.07 with the most recent reported closing price on September 24, 2015 of $0.12. It is probable that such price fluctuations will continue.

Risks of the Company’s exploration efforts failing to establish a viable mining project

The Company is engaged in the business of acquiring interests in mineral properties in the hope of establishing mineral reserves. The Company's property interests are in the exploration stage only and are without a known body of commercial ore. Accordingly, there is a low likelihood that the Company will realise any profits in the short to medium term. Any profitability in the future from the Company's business will be dependent upon locating mineral reserves, which itself is subject to numerous risk factors. The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. In exploring its mineral deposits, the Company will be subjected to an array of complex economic factors and accordingly there is no assurance that a positive feasibility study or any projected results contained in a feasibility study of a mineral deposit will be attained. Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors could cause delays in exploring properties. Such delays could have a materially adverse affect on the financial performance of the Company.

Battle Mountain Gold Inc.
Nine months ended July 31, 2015
Management Discussion and Analysis
Page 6 of 6

Statutory Disclosure

Important additional information about Battle Mountain, including prior financial statements, news releases, technical reports and material change reports, is available on the SEDAR website – www.sedar.com – under the Company’s profile.

Disclosure by venture issuer without significant revenue

The amount disclosed as “Field expenses” of $157,386 in Note 4(c) for the first three fiscal quarters of 2015 consists of the following sub-categories: engineering and consulting - $110,611; assay and laboratory costs - $27,138; and other costs - $19,637. Analyses of the material components of Battle Mountain’s general and administrative expenses for the current fiscal year to date are provided in the financial statements to which this MD&A relates and in the section Analysis of statement of loss line items on pages 3 and 4.

Outstanding Share Data

The authorized share capital of the Company is an unlimited number of common shares without par value of which 35,689,096 were outstanding at July 31, 2015 and at the date of this report.

At July 31, 2015 and at the date of this report the Company had 2,260,000 incentive stock options outstanding as set out in Note 6(c) to the Interim Financial Statements.

At July 31, 2015 and to the date of this report, as set out in Note 6(b) to the Interim Financial Statements, Battle Mountain had a total of 6,309,100 share purchase warrants outstanding, made up of 1,287,500 warrants exercisable at $0.20 per warrant for a term expiring in December 2016, 3,021,600 warrants exercisable at $0.25 per warrant for a term expiring in July 2017 and 2,000,000 warrants exercisable at $0.15 per warrant for a term expiring in March 2018.

Vancouver, British Columbia	ÐÑÐÑÐÑ	September 28, 2015

We recommend that users of this report read the Cautionary Statements following.

Cautionary Statements
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans, related financing plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment, the scope of exploration programs, and statements about financings not yet arranged or completed. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, other than as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, the capital markets, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements..

Form 52-109FV2
Certification of Interim Filings
Venture Issuer Basic Certificate

I, Chet Idziszek, Chief Executive Officer of Battle Mountain Gold Inc. certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Battle Mountain Gold Inc. (the “issuer”) for the interim period ended July 31st, 2015.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: September 29, 2015

“Chet Idziszek”
Chet Idziszek
Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2
Certification of Interim Filings
Venture Issuer Basic Certificate

I, Ian Brown, Chief Financial Officer of Battle Mountain Gold Inc. certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Battle Mountain Gold Inc. (the “issuer”) for the interim period ended July 31st, 2015.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: September 29, 2015

“Ian Brown”
Ian Brown
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.